UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 13, 2020

Replay Acquisition Corp.
(Exact name of registrant as specified in its charter)

Cayman Islands (State or other jurisdiction of incorporation)	001-38859 (Commission File Number)	N/A (I.R.S. Employer Identification No.)

767 Fifth Avenue, 46th Floor New York, New York (Address of principal executive offices)	10153 (Zip Code)

(212) 891-2700
(Registrant’s telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Ordinary Share and one-half of one Warrant	RPLA.U	The New York Stock Exchange
Ordinary Shares, par value $0.0001 per share	RPLA	The New York Stock Exchange
Warrants, each whole warrant exercisable for one Ordinary Share at an exercise price of $11.50	RPLA WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 7.01. Regulation FD Disclosure.

On October 13, 2020, Replay Acquisition Corp., a Cayman Islands exempted company (“Replay”), and Finance of America Equity Capital LLC, a Delaware limited liability company (“FoA”), jointly issued a press release announcing the execution of a Transaction Agreement (the “Transaction Agreement”) among Replay; FoA; Finance of America Companies Inc., a Delaware corporation (“New Pubco”); RPLY Merger Sub LLC, a Delaware limited liability company; RPLY BLKR Merger Sub LLC, a Delaware limited liability company; Blackstone Tactical Opportunities Fund (Urban Feeder) – NQ L.P., a Delaware limited partnership; Blackstone Tactical Opportunities Associates – NQ L.L.C., a Delaware limited liability company; BTO Urban Holdings L.L.C., a Delaware limited liability company (“BTO Urban”), Blackstone Family Tactical Opportunities Investment Partnership – NQ – ESC L.P., a Delaware limited partnership, Libman Family Holdings LLC, a Connecticut limited liability company (“Family Holdings”), The Mortgage Opportunity Group LLC, a Connecticut limited liability company, L and TF, LLC, a North Carolina limited liability company, UFG Management Holdings LLC, a Delaware limited liability company, and Joe Cayre (each, a “Seller” and, collectively, the “Sellers”); and BTO Urban and Family Holdings, solely in their joint capacity as the representative of the Sellers, pursuant to which Replay agreed to combine with FoA in a transaction (the “Proposed Transaction”) that will result in New Pubco, a new Delaware holding company formed by Replay, acquiring FoA, and announcing that FoA and Replay will hold a joint conference call on October 13, 2020 at 8:00 a.m., Eastern Time (the “Conference Call”). A copy of the press release, which includes information regarding participation in the Conference Call, is attached hereto as Exhibit 99.1 and incorporated herein by reference. A transcript of the prepared remarks that FoA and Replay recorded for the Conference Call is attached hereto as Exhibit 99.2 and incorporated herein by reference.

Attached as Exhibit 99.3 to this Current Report on Form 8-K and incorporated herein by reference is the form of presentation to be used by Replay in presentations for certain of Replay’s stockholders and other persons. The foregoing exhibits and the information set forth therein shall not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor shall it be deemed to be incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act.

Additional Information

In connection with the Proposed Transaction, a registration statement on Form S-4 (the “Form S-4”) is expected to be filed by New Pubco with the U.S. Securities and Exchange Commission (the “SEC”) that will include a proxy statement of Replay that will also constitute a prospectus of New Pubco. Replay, FoA and New Pubco urge investors, stockholders and other interested persons to read, when available, the Form S-4, including the preliminary proxy statement/prospectus and amendments thereto and the definitive proxy statement/prospectus and documents incorporated by reference therein, as well as other documents filed with the SEC in connection with the Proposed Transaction, as these materials will contain important information about FoA, Replay and the Proposed Transaction. Such persons can also read Replay’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, for a description of the security holdings of Replay’s officers and directors and their respective interests as security holders in the consummation of the Proposed Transaction. When available, the definitive proxy statement/prospectus will be mailed to Replay’s stockholders as of a record date to be established for voting on the Proposed Transaction. Shareholders will also be able to obtain copies of such documents, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Replay Acquisition Corp., 767 Fifth Avenue, 46th Floor, New York, New York 10153, or info@replayacquisition.com. These documents, once available, can also be obtained, without charge, at the SEC’s web site (http://www.sec.gov).

Participants in the Solicitation

Replay, FoA, New Pubco and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Replay’s shareholders in connection with the Proposed Transaction. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Replay’s directors and executive officers in Replay’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on March 25, 2020. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of Replay’s shareholders in connection with the Proposed Transaction will be set forth in the proxy statement/prospectus for the Proposed Transaction when available. Information concerning the interests of Replay’s and FoA’s participants in the solicitation, which may, in some cases, be different than those of Replay’s and FoA’s equity holders generally, will be set forth in the proxy statement/prospectus relating to the Proposed Transaction when it becomes available.

Forward Looking Statements

This Current Report on Form 8-K includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Replay’s and FoA’s actual results may differ from their expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Replay’s and FoAa’s expectations with respect to future performance and anticipated financial impacts of the Proposed Transaction, the satisfaction or waiver of the closing conditions to the Proposed Transaction, and the timing of the completion of the Proposed Transaction.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially, and potentially adversely, from those expressed or implied in the forward-looking statements. Most of these factors are outside Replay’s and FoA’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change, or other circumstances that could give rise to the termination of the Transaction Agreement; (2) the outcome of any legal proceedings that may be instituted against Replay, New Pubco and/or FoA following the announcement of the Transaction Agreement and the transactions contemplated therein; (3) the inability to complete the Proposed Transaction, including due to failure to obtain approval of the shareholders of Replay, certain regulatory approvals, or satisfy other conditions to closing in the Transaction Agreement; (4) the occurrence of any event, change, or other circumstance that could give rise to the termination of the Transaction Agreement or could otherwise cause the Proposed Transaction to fail to close; (5) the impact of COVID-19 on FoA’s business and/or the ability of the parties to complete the Proposed Transaction; (6) the inability to obtain or maintain the listing of New Pubco’s shares of common stock on the New York Stock Exchange following the Proposed Transaction; (7) the risk that the Proposed Transaction disrupts current plans and operations as a result of the announcement and consummation of the Proposed Transaction; (8) the ability to recognize the anticipated benefits of the Proposed Transaction, which may be affected by, among other things, competition, the ability of FoA to grow and manage growth profitably, and retain its key employees; (9) costs related to the Proposed Transaction; (10) changes in applicable laws or regulations; and (11) the possibility that FoA, Replay or New Pubco may be adversely affected by other economic, business, and/or competitive factors. The foregoing list of factors is not exclusive. Additional information concerning certain of these and other risk factors is contained in Replay’s most recent filings with the SEC and will be contained in the Form S-4, including the proxy statement/prospectus expected to be filed in connection with the Proposed Transaction. All subsequent written and oral forward-looking statements concerning Replay, FoA or New Pubco, the transactions described herein or other matters and attributable to Replay, FoA, New Pubco or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Each of Replay, FoA and New Pubco expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based, except as required by law.\

No Offer or Solicitation

This Current Report on Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Replay, New Pubco or FoA, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or exemptions therefrom.

Item 8.01. Other Events.

See Item 7.01.

Item 9.01.	Financial Statements and Exhibits.

(d)       Exhibits.

Exhibit No.	Description
99.1	Press release, dated October 13, 2020.

99.2	Conference Call transcript.

99.3	Form of investor presentation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Replay Acquisition Corp.

Date: October 13, 2020	By:	/s/ Edmond Safra
		Name:	Edmond Safra
		Title:	Co-Chief Executive Officer

Date: October 13, 2020	By:	/s/ Gregorio Werthein
		Name:	Gregorio Werthein
		Title:	Co-Chief Executive Officer